MILBANK, TWEED, HADLEY & MCCLOY LLP
601 South Figueroa Street
Thirtieth Floor
Los Angeles, California 90017-5765
(213) 892-4000
Facsimile: (213) 892-4733

June 8, 2007

VIA FEDEX AND EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Pamela Carmody

Re:	Station Casinos, Inc.
Preliminary Schedule 14A filed May 7, 2007
File No. 1-12037
Schedule 13E-3 filed by Station Casinos, Inc., et al. on May 7, 2007
File No. 5-48915

Dear Ms. Carmody:

On behalf of Station Casinos, Inc. (the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated June 1, 2007 (the “Comment Letter”) relating to the above-referenced Preliminary Schedule 14A filed on May 7, 2007 (the “Proxy Statement”) and Schedule 13E-3 filed on May 7, 2007 (the “Schedule 13E-3”). The Company has revised the Proxy Statement and Schedule 13E-3 in response to the Staff’s comments and is filing concurrently with this letter an amended Preliminary Schedule 14A (the “Amended Proxy Statement”) and an amended Schedule 13E-3 (the “Amended Schedule 13E-3”) that reflect these revisions and generally update the information contained therein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of the Amended Schedule 13E-3 or the Amended Proxy Statement, as applicable. Capitalized terms used and not defined herein have the meanings given to such terms in the Amended Proxy Statement.

The responses and information described below are based on information provided to us by representatives of the Company, the Fertittas, the Sartinis, Colony or their respective affiliates, as the case may be.

Ms. Pamela Carmody
Securities and Exchange Commission
June 8, 2007

Schedule 13E-3

1.                                       We note that the Rollover Stockholders include Blake and Delise Sartini.  What consideration was given to whether the Sartinis are affiliates of the company within the scope of Rule 13e-3(a)(l) and should be “filing persons” for the purposes of Schedule 13E-3?  Further, what consideration was given to whether Colony Capital LLP and Thomas J. Barrack, Jr. should be filing persons on the Schedule 13E-3?  We note that Colony Capital, or its affiliate, formed FC Investor, a filing person, in connection with the transaction and that Mr. Barrack will be the beneficial owner of a number of the voting shares of Station following the transaction.  In this regard, we direct you to Section II.D.3 of the Division of Corporation Finance’s Current Issues Outline (November 14, 2000), available on our website.

RESPONSE:

Blake and Delise Sartini: The Company confirms that consideration was given as to whether the Sartinis are affiliates of the Company within the scope of Rule 13e-3(a)(1) and should be “filing persons” for purposes of Schedule 13E-3.  The determination that the Sartinis are not affiliates of the Company and are not required to be “filing persons” was based on the following: (1) Mr. and Mrs. Sartini are not officers or directors of the Company currently and will not be officers, directors or managers of the surviving company, Fertitta Colony Partners, LLC, Fertitta Partners LLC, FCP Voteco LLC or any of their respective subsidiaries following the consummation of the merger and (2) Mr. and Mrs. Sartini currently beneficially own approximately 6.8% of the issued and outstanding common stock of the Company and following the consummation of the merger will indirectly, through Fertitta Partners LLC, own 4.3% of the non-voting common stock and none of the voting stock of the surviving corporation.  Rule 13e-3(a)(1) defines an “affiliate” of an issuer as a person that directly or indirectly controls, is controlled by, or is under common control with, such issuer.  Because the Sartinis do not and will not have direct or indirect management control of the Company or the surviving corporation and do not and will not directly or indirectly own a significant percentage of the shares of the Company or the surviving corporation, we do not believe that they are affiliates within the meaning of Rule 13e-3(a)(1).  Accordingly, we believe that the Sartinis are not required to be “filing persons” for purposes of Schedule 13E-3.

Colony Capital, LLC, Colony Capital Acquisitions, LLC and Thomas J. Barrack, Jr.:  In response to the Staff’s comment, the Schedule 13E-3 and the disclosure on pages 2, 11, 43 through 45, 112 and 118 through 120 of the Amended Proxy Statement have been revised to include Colony Capital, LLC, Colony Capital Acquisitions, LLC and Thomas J. Barrack, Jr. as filing persons.

2.                                       Expand the disclosure in the proxy statement to include a fairness determination for each filing person.  To the extent any filing person did not perform its only analysis, it may adopt the analysis of another to satisfy its obligations under Item 1014 of Regulation M-A.

RESPONSE: In response to the Staff’s comment, the disclosure contained on pages 43 and 44 of the Amended Proxy Statement has been revised.

Ms. Pamela Carmody
Securities and Exchange Commission
June 8, 2007

Proxy Statement

Interests of Certain Person in the Merger, page 2

3.                                       To the extent practicable, quantify the interests described under this heading.

RESPONSE: In response to the Staff’s comment, the disclosure on pages 2 and 3 has been revised to quantify the interests described under this heading.

Requisite Stockholder Vote, page 3
Share Ownership of Directors and Executive Officers, page 3

4.                                       Expand to provide the percentage of shares which the Rollover Stockholders have agreed to vote in favor of the transaction.

RESPONSE: In response to the Staff’s comment, the disclosure on page 3 has been revised to provide the percentage of shares which the Rollover Stockholders have agreed to vote in favor of the transaction.

Special Factors, page 17
Background of the Merger, page 17

5.                                       Expand the first paragraph to discuss the reasons the Fertittas determined to initiate discussions regarding a possible going-private transaction in August of 2006.  See Item 1013(c) of Regulation M-A.

RESPONSE: In response to the Staff’s comment, the disclosure on page 17 has been revised.

6.                                       Clarify the reasons the Fertittas sought to meet with Firm A and why further discussions were not pursued.  Expand to describe the “other options” to be explored by the Fertittas.  To the extent they considered and rejected any alternatives, please state the reasons.

RESPONSE: In response to the Staff’s comment, the disclosure on page 17 has been revised.

7.                                       We note from the top of page 18 that Station entered into confidentiality agreements with several parties, including Colony.  Expand to address who initiated these contacts.  For example, were the parties approached by the Fertittas?  Were there other parties approached by the Fertittas?  Why were discussions with parties other than Colony terminated?

RESPONSE: In response to the Staff’s comment, the disclosure on page 18 has been revised.

8.                                       We note that E&Y performed financial analysis on behalf of Colony.  Please expand to describe the analysis performed.  Further, what consideration was given to whether such analysis is an Item 1015 report to be filed and described in accordance with the requirements of Regulation M-A?

Ms. Pamela Carmody
Securities and Exchange Commission
June 8, 2007

RESPONSE: In response to the Staff’s comment, the disclosure on page 18 has been revised to describe the accounting and tax due diligence performed by E&Y on behalf of Colony.  We respectfully confirm that consideration was given as to whether such accounting and tax due diligence is an Item 1015 report to be filed and described in accordance with the requirements of Regulation M-A.  However, we determined that because the accounting and tax due diligence performed by E&Y was provided to Colony, which is not currently an affiliate of the Company, the resulting report prepared by E&Y is not an Item 1015 report and therefore it need not be filed and described in accordance with the requirements of Regulation M-A.

9.                                       Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  This requirement may apply to both preliminary and final reports.  To the extent you have not already done so, please revise to summarize all the presentations made by Bear Stearns and also file all relevant written materials, spreadsheets, talking papers, board books, drafts, summaries or outlines, as exhibits pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.  Alternatively, advise us as to why you do not believe the preliminary presentations need to be described.

RESPONSE: As noted on pages 21 through 24 of the Amended Proxy Statement, prior to delivering its final February 22, 2007 presentation, Bear Stearns provided the special committee with its preliminary financial analyses regarding the proposed transaction at meetings held December 14 and December 21, 2006, and January 19 and January 26, 2007.  In addition, page 24 of the Amended Proxy Statement has been revised to reflect that Bear Stearns also provided the special committee, at its February 14, 2006 meeting, with an updated preliminary valuation analysis reflecting a conceptual offer price of $88.00 per share.  A discussion of the February 14 presentation was inadvertently omitted from the initial preliminary Proxy Statement.

As stated on page 24 of the Proxy Statement, at the February 22, 2007 meeting, Bear Stearns noted to the special committee that the materials and financial analyses it presented at that meeting were consistent with the financial analyses previously presented to the special committee, updated for developments since the prior materials.  Bear Stearns’ February 22, 2007 presentation, which has been filed as an exhibit to the Schedule 13E-3, (i) entirely superseded the preliminary December 14, December 21, January 19, January 26 and February 14 presentations, (ii) includes all material slides and data analysis that were included in the previous presentations (other than the leveraged recapitalization analysis, as described below), and (iii) is the report upon which the special committee relied in considering, and making its recommendation regarding, the proposed transaction.  As noted on page 23 of the Amended Proxy Statement, in its January 19, 2007 presentation to the special committee, Bear Stearns updated and expanded its preliminary financial analyses from the December 21, 2006 presentation to include a leveraged recapitalization analysis of Station.  Although we believe that this presentation, including the leveraged recapitalization analysis, is not material to a stockholder’s consideration of the proposed transaction, based on the special committee’s determination that a leveraged recapitalization transaction was not a compelling alternative to the Parent’s proposal (as noted in the response to comment 12 below), we have provided the Staff with a copy of the leveraged recapitalization analysis from Bear Stearns’ January 19, 2007 presentation as supplemental information.

Accordingly, we respectfully submit that Bear Stearns’ December 14, December 21, January 19, January 26 and February 14 presentations, which were presented to the special committee solely as preliminary information, and which were consistent with, and updated by, its final February 22, 2007 presentation, have been appropriately described in the Proxy Statement and that the filing of any written materials regarding these presentations would not provide information material to an a stockholder’s consideration of the proposed transaction (and, in fact, could be misleading).  Based upon the foregoing, except as noted in this response to comment 9, no additional disclosure regarding Bear Stearns’ December 14, December 21, January 19, January 26 or February 14 presentations has been provided in the Amended Proxy Statement.

10.                                 Expand the discussion of the January 19, 2007 special committee meeting to describe the issues raised by the stockholder in more detail.  Clarify whether the stockholder met with the special committee or otherwise clarify how they communicated their views.  We note that the stockholder submitted a valuation to the special committee.  Expand to discuss what consideration the special committee or its advisors gave to the stockholder’s valuation.  Finally, what consideration was given to summarizing the valuation or whether the valuation is an Item 1015 report that should be described in more detail?

RESPONSE: We have revised the Amended Proxy Statement on page 23 in response to the Staff’s comment.  We respectfully submit that no consideration was given to summarizing the valuation prepared by the stockholder representative or whether the valuation is an Item 1015 report. The special committee requested that its financial advisor reconcile the stockholder valuation with its preliminary valuation at the time; and, based in part on the results of such reconciliation (which revealed inaccuracies in the stockholder representative’s letter from the information available to its financial advisor), the special committee did not consider the stockholder valuation for purposes of its evaluation of the proposed transaction.  Accordingly, we do not believe that the stockholder valuation is materially related to the proposed transaction.   We believe it would be confusing, and at best misleading, to stockholders to provide such valuation.

In addition, we do not believe that the Bear Stearns reconciliation is materially related to the proposed transaction because it was merely provided in order for the special committee to assess the assumptions and methodologies contained in the stockholder letter and was not a material financial analysis on which the special committee relied in evaluating the proposed transaction.  However, we have provided the Staff with a copy of Bear Stearns’ January 19 reconciliation of the stockholder valuation as supplemental information.

11.                                 We note from the last paragraph on page 24 that the special committee received an opinion pursuant to the terms of the company’s indentures.  What consideration was given to whether the opinion is an Item 1015 report that should be described in more detail?

Ms. Pamela Carmody
Securities and Exchange Commission
June 8, 2007

RESPONSE: We respectfully submit that we gave careful consideration as to whether the indenture opinion was an Item 1015 report, but ultimately concluded that the indenture opinion was not materially related to the merger and consequently not required to be disclosed pursuant to Item 1015(a) or summarized pursuant to Item 1015(b)(6).  This conclusion was based, in part, on the fact that the opinion was obtained merely to fulfill contractual obligations under the Company’s indentures with respect to the proposed sale-leaseback transaction. In that regard, we note that the indenture opinion did not address the value of the company or the amount or fairness of the consideration to be received by the Company’s stockholders pursuant to the merger and that such opinion was not one of the factors considered by the special committee in determining to approve and recommend the proposed merger.   The indenture opinion only addressed certain payments to be made among wholly owned subsidiaries of the Company in connection with a proposed sale-leaseback transaction that will not occur unless the merger occurs and the Company’s existing stockholders’ equity interests are extinguished.  As a consequence, the indenture opinion does not provide any information that would be useful to stockholders in assessing the merger consideration.  Instead, detailed disclosure relating to the indenture opinion could potentially confuse stockholders by introducing information relating to a wholly internal financing that will not occur unless the merger occurs. Based upon the foregoing, we determined that a summary of the indenture opinion was not materially related to the merger and would not alter the total mix of information relevant to the investment decision the Company’s stockholders are being asked to make.

Recommendation of the Special Committee, page 25

12.                                 The first bullet refers to other alternatives available to Station, including stock repurchases or a leveraged recapitalization.  The consideration given to such alternatives is unclear.  Please expand where appropriate to discuss these alternatives and the reasons for their rejection in more detail.  Quantify to the extent practicable.  In this regard, we note that the committee believes the value offered in the merger is more favorable than the potential value that might result from the alternatives.

RESPONSE:  We have revised the disclosure in the Amended Proxy Statement under “Special Factors—Background of the Merger” on page 23 and under “—Recommendation of the Special Committee; Reasons for Recommending Approval of the Merger Agreement” on page 26 in response to the Staff’s comment.

13.                                 Expand the sixth bullet to describe the performance of Station’s common stock relative to other industry participants and general market indices.  If the committee relied on Bear Stearns’ analysis in this regard, please clarify.

RESPONSE: We have revised the disclosure in the Amended Proxy Statement under “—Recommendation of the Special Committee; Reasons for Recommending Approval of the Merger Agreement” on page 27 in response to the Staff’s comment.

14.                                 We refer to the valuation provided by the stockholder representative.  Did the special committee give any consideration to this valuation as part of its fairness determination?

RESPONSE: As noted in our response to comment 10, following the reconciliation of the valuation submitted by the stockholder representative with the preliminary valuation of its financial advisor at the time, the special committee did not consider such valuation as part of its fairness determination.

Ms. Pamela Carmody
Securities and Exchange Commission
June 8, 2007

15.                                 We note that the special committee considered that “go-shop provision” as a factor supporting the procedural fairness of the transaction.  In this regard, did the committee give any consideration to the voting agreements which may have discouraged potential suitors?

RESPONSE:  We respectfully note that, under “Recommendation of the Special Committee; Reasons for Recommending Approval of the Merger Agreement” on pages 29 and 30, one of the negative factors considered by the special committee was the potential chilling effect on potential bidders due to the Rollover Stockholders’ ownership and due to the fact that the Rollover Stockholders would not agree to the special committee’s request that they give up their discretion to vote their shares and, instead, agree in advance to vote in favor of any competing proposal which the special committee might deem to be a Superior Proposal. Consequently, there was uncertainty as to how any particular Rollover Stockholder might vote on such a competing proposal.  The special committee’s consideration of the vote represented by the Rollover Stockholders is also described in the third paragraph under the “Special Factors—Background of the Merger” on page 22, where we indicate that the probability of a competing bid in light of the Rollover Stockholders’ ownership was considered by the special committee.

Opinion of Financial Advisor, page 32

16.                                 Quantify the amount of compensation received by Bear Stearns and CBRE in connection with their services for the transactions and over the last two years.

RESPONSE: In response to the Staff’s comment, the disclosure on pages 40 and 41 has been revised.

* * * *

In response to the request contained in the Comment Letter, we have attached as Exhibit A hereto the requested acknowledgement by each of the filing persons.

* * * *

Please do not hesitate to call me at (213) 892-4333 or Deborah J. Ruosch of our firm at (213) 892-4671 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Kenneth J. Baronsky

Kenneth J. Baronsky

Exhibit A

June 8, 2007

Division of Corporation Finance
Securities and Exchange Commission
100 F Street Street, N.E.
Washington, D.C. 20549
Attn: Pamela Carmody

Re:	Station Casinos, Inc.
Preliminary Schedule 14A filed May 7, 2007
File No. 1-12037
Schedule 13E-3 filed by Station Casinos, Inc., et al. on May 7, 2007
File No. 5-48915

Dear Ms. Carmody:

In response to the request contained in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated June 1, 2007 relating to the above-referenced Preliminary Schedule 14A filed on May 7, 2007 and Schedule 13E-3 filed on May 7, 2007, each of the undersigned (each, a “13E-3 Filing Person”) hereby acknowledges that:

•                  Such 13E-3 Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings with the Securities and Exchange Commission;

•                  The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•                  Such 13E-3 Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

STATION CASINOS, INC.

By:	/s/ Thomas M. Friel
Name:	Thomas M. Friel
Title:	Executive Vice President, Chief Accounting Officer
and Treasurer

FRANK J. FERTITTA, III

By:	/s/ Frank J. Fertitta, III
Name:	Frank J. Fertitta, III

LORENZO J. FERTITTA

By:	/s/ Lorenzo J. Fertitta
Name:	Lorenzo J. Fertitta

FERTITTA COLONY PARTNERS LLC

By:	/s/ Frank J. Fertitta, III
Name:	Frank J. Fertitta, III
Title:	Authorized Member

FCP ACQUISITION SUB

By:	/s/ Frank J. Fertitta, III
Name:	Frank J. Fertitta, III
Title:	President

FERTITTA PARTNERS LLC

By:	/s/ Frank J. Fertitta, III
Name:	Frank J. Fertitta, III
Title:	Authorized Member

FCP HOLDING, INC.

By:	/s/ Frank J. Fertitta, III
Name:	Frank J. Fertitta, III
Title:	Authorized Member

FCP VOTECO LLC

By:	/s/ Frank J. Fertitta, III
Name:	Frank J. Fertitta, III
Title:	Authorized Member

FC INVESTOR, LLC

By:	/s/ Jonathan H. Grunzweig
Name:	Jonathan H. Grunzweig
Title:	Vice President

COLONY CAPITAL, LLC

By:	/s/ Jonathan H. Grunzweig
Name:	Jonathan H. Grunzweig
Title:	Vice President

COLONY CAPITAL ACQUISITIONS, LLC

By:	/s/ Jonathan H. Grunzweig
Name:	Jonathan H. Grunzweig
Title:	Vice President

THOMAS J. BARRACK, JR.

By:	/s/ Thomas J. Barrack, Jr.
Name:	Thomas J. Barrack, Jr.